L.L. 20

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

17008452

ION

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9121 ANSON WAY, SUITE 200
(No. and Street)

RALEIGH	NC	27615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW BURCH 919-645-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, ANDREW BURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAROLINA SECURITIES, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

exp. January 20, 2019

JESSICA R SORRELL
Notary Public
Wake County
NORTH CAROLINA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carolina Securities, Inc.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND INDEPENDENT AUDITORS' REPORT

Carolina Securities, Inc.

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Carolina Securities, Inc.

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Carolina Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Carolina Securities, Inc.'s financial statements. The supplemental Information is the responsibility of Carolina Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

February 24, 2017

Carolina Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash	$	11,055
Shareholder loan		7,986
Prepaid expenses		908
Deposits		1,936
Total current assets		21,885
TOTAL	$	21,885

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	306
Total current liabilities		306
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100,000 shares authorized, 200 shares issued and outstanding		2
Additional paid-in capital		114,052
Accumulated deficit		(92,475)
Total stockholder's equity		21,579
TOTAL	$	21,885

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

STATEMENT OF OPERATIONS
DECEMBER 31, 2016

REVENUE:		
Private placement fees	$	30,665
OPERATING EXPENSES:		
Advertising & Marketing		176
Information Technology		498
Telecommunications		2,115
Office Expense		840
Postage and Delivery		132
Computers & Related		853
Regulatory Fees		2,147
Taxes		60
Dues and Subscriptions		1,246
Office Supplies		358
Professional Fees		7,296
Rent		12,810
Travel & Entertainment		1,798
Total expenses		30,329
Net income	$	336

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock				
	No. Shares	Amount	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, DECEMBER 31, 2015	200	$ 2	$ 104,535	$ (87,562)	$ 16,975
Net Income				336	336
Stockholder Distributions				(5,250)	(5,250)
Additional paid-in capital			9,518		9,518
Balance, DECEMBER 31, 2016	200	$ 2	$ 114,053	$ (92,476)	$ 21,579

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:		
Net income	$	336
Adjustments to reconcile net income to net cash used by operating activities		
Increase in shareholder loan		(7,986)
Decrease in deposits		720
Decrease in prepaid expenses		1,082
Decrease in accounts payable and accrued expenses		(157)
Net cash used by operating activities		(6,005)
Adjustments to reconcile net income to net cash provided by financing activities		
Stockholder Distributions		(5,250)
Additional Paid in Capital		9,518
Net cash provided by financing activities		4,268
NET DECREASE IN CASH		(1,737)
CASH AT BEGINNING OF YEAR		12,792
CASH AT END OF YEAR	$	11,055

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on **June 11, 1997**. The Company is an independent, private equity placement and advisory firm focused on fund formation and marketing for highly differentiated, alternative institutional investment managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition
Revenues from services are recognized from transactions when the equity placement or other services closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision for liability for income taxes is necessary. The shareholder and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for the tax years before 2013.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 tol). At December 31, 2016, the Company had net capital of $10,748 which was $5,748 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 2.85%.

4. COMMITMENTS AND CONTINGENCIES

The Company has an obligation for its office under an operating lease effective January 1, 2017 with a non-cancellable term of 12 months ending December 31, 2017. Future minimum rental payments under the office premises lease for 2017 is $2,268 in total.

5. CONCENTRATION

There was a 51% concentration of revenue earned from one customer.

Carolina Securities, Inc.

NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2016

6. RELATED PARTY TRANSACTIONS

The stockholder of the Company personally guarantees their operating lease for which the Company leases its office space (see note 5).

As of December 31, 2016, there was a shareholder loan on the balance sheet totaling $7,986.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

8. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February XX, 2017, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Carolina Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 21,579
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid rent and deposits	(10,831)
NET CAPITAL	$ 10,748
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	306
Total aggregate indebtedness	$ 306
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	5,748
Percentage of aggregate indebtedness to net capital	2.85%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016

See Independent Auditors' Report

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Carolina Securities, Inc.

We have reviewed management's statements, included in the accompanying Carolina Securities, Inc. Exemption Report, in which (1) Carolina Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carolina Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Carolina Securities, Inc. stated that Carolina Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carolina Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carolina Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 24, 2017

Carolina Securities, Inc.

(MEMBER FINRA)

BROKER DEALERS ANNUAL EXEMPTION REPORT

Carolina Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Carolina Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

Andrew Burch
February 8, 2017